Exhibit 99(n)


[The following letter was mailed to IES Shareholders.]

[MidAmerican Energy letterhead]

                                                               August 23, 1996

Dear IES Shareholders:

         You are currently being asked to vote on a merger of IES Industries with WPL Holdings, Inc. and Interstate Power Company (the "Wisconsin deal"). We urge you to vote against that deal. The simple truth is that MidAmerican's proposal offers you more value for your investment. Remember, if the Wisconsin deal is approved, you will be deprived of the opportunity to receive greater value for your IES shares.

                             MAXIMIZE YOUR DIVIDEND
                        VOTE AGAINST THE WISCONSIN DEAL

      The choice is yours. Which annual dividend would you rather receive?

                          What IES Wants To Send You:


            [Graphic presentation of annual dividend check for $450
                         to holder of 200 IES shares.]

       *Based on WPL dividend of $1.97 and exchange ratio of 1.14 shares of WPL common stock for each share of IES common stock.



                      What MidAmerican Wants To Send You:

            [Graphic presentation of annual dividend check for $564
                         to holder of 200 IES shares.]

  **Based on MidAmerican dividend of $1.20 and exchange ratio of 2.346 shares of MidAmerican common stock for each share of IES common stock.



         It is as simple as it seems. The MidAmerican proposal offers you a dividend 25% greater than the one proposed in the Wisconsin deal. Under our proposal, you would receive an annual dividend of $2.82 per IES share. The Wisconsin deal would pay you only $2.25 per IES share. Of course, if you select our $39 cash option, you won't receive a dividend after your shares are sold.

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                        CHOOSE THE BETTER MERGER PARTNER
                        VOTE AGAINST THE WISCONSIN DEAL

         We believe IES is trying to divert your attention from the very real benefits of the MidAmerican proposal. Don't let them get away with it. We believe the MidAmerican proposal is clearly in your best interests, and we hope you will not be distracted from its obvious benefits.

These are the facts:

         * Higher Dividend. MidAmerican's proposal would pay you a dividend 25% higher than the Wisconsin deal.
         * Financial Strength. MidAmerican Energy is financially sound, with a solid "A" credit rating from the major rating agencies.
         * Cash Option. MidAmerican's proposal lets you choose cash or stock for your IES shares. If you choose cash, you will receive $39.00 per share of IES common stock.* The Wisconsin deal offers no cash option.
         * Tax-Free Alternative. You always have the opportunity to choose MidAmerican common stock, at an exchange ratio of 2.346 shares of MidAmerican common stock per share of IES common stock. If you choose
           MidAmerican common stock, the transaction will be entirely tax-free.
         * Growth Strategy.  MidAmerican Energy  is on e of the  fastest-growing utility companies in the country, with a proven strategy of growth through mergers. The Company is focusing on energy and communications related businesses from a strong Iowa base.

         We believe that by rejecting our proposal without even taking with us, IES is depriving you of the opportunity to realize the substantial benefits inherent in the MidAmerican merger. Don't settle for less than you deserve. Tell the IES Board you want greater value. Vote AGAINST the Wisconsin deal.



*If holders or more than 40% of the total IES shares choose to receive cash, then all shareholders who elected to receive all cash will receive the same combination of cash and stock. If you get a combination of cash and stock, the stock portion will be entirely tax-free.


                          DON'T SETTLE FOR LOWER VALUE
                        VOTE AGAINST THE WISCONSIN DEAL

         To support the MidAmerican proposal, check the "AGAINST" box, then sign, date and mail the enclosed BLUE proxy today. We urge you NOT to return any green or white proxy sent to you by IES. If you have already returned your IES proxy, you can still change your vote. Only the latest-dated proxy will count. Time is short, so please act today.

         If you have any questions, please call us, toll free, at 1 (888) 776-4692.

         Thank you for your interest.


Sincerely,


/s/ Russell E. Christiansen                              /s/ Stanley J. Bright

RUSSELL E. CHRISTIANSEN                                  STANLEY J. BRIGHT
Chairman of the Board                                    President and
                                                         Chief Executive Officer


                                   IMPORTANT

         If your IES shares are held in your own name, please sign, date and mail the enclosed BLUE proxy card today. If your shares are held in the name of a brokerage firm, only your broker can vote your shares and only upon receipt of your specific instructions. Please call and instruct your broker to execute a BLUE proxy card on your behalf. You should also promptly sign, date and mail your BLUE card when you receive it from your broker. Please do so for each separate account you maintain.

         If you have any questions or need assistance in voting your shares, please call D.F. King & Co., Inc. At (212) 269-5550 or MidAmerican toll free at 1-888-776-4692.

         FOR THE INFORMATION OF IES SHAREHOLDERS: Please be advised that each proxy card that you have received or will receive from MidAmerican is a card with which you can vote (i) shares of IES Common Stock registered in your name, if any, and (ii) shares of IES Common Stock owned by you as a participant in each of the following Company Plans: the IES Dividend Reinvestment and Stock Purchase Plan, IES Employee Stock Purchase Plan, and the IES Bonus Stock Ownership Plan, if any.

         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.